Supplement to Symetra Trek® Plus Index Linked Annuity Prospectus
Supplement Dated July 30, 2024
Prospectus Dated May 1, 2024

Appendix A: State Variations is deleted in its entirety and replaced with the following:

APPENDIX A: STATE VARIATIONS
The following information is a summary of the states where Symetra Trek® Plus Contracts or certain features and/or benefits vary from the Contract’s features and benefits as previously described in this prospectus. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Arizona	See “Right To Examine” under the Section titled "Purchase”	If you reside in Arizona and you are 65 years of age or older on the Contract Date or your Contract is a replacement of another insurance or annuity contract, you may return the Contract within 30 days from the date you received it.
California	See "Right To Examine" under the Section titled "Purchase"
If you reside in California and you are age 60 or older, you may return the Contract within 30 days from the date you received it. During that 30 day period, your money will be placed in a fixed account or money-market fund, unless you direct that the Purchase Payment be invested in an Indexed Account, or a stock or bond portfolio underlying the Contract during the 30 day period.

If you do not direct that the Purchase Payment be invested in an Indexed Account or stock or bond portfolio, and if you return the policy within the 30 day period, you will be entitled to a refund of the Purchase Payment plus any fees or charges deducted under the Contract. If you direct that the Purchase Payment be invested in an Indexed Account or stock or bond portfolio during the 30 day period, and if you return the Contract during that period, you will be entitled to a refund of the Contract Value, which could be less than the Purchase Payment you paid for the Contract.

	Hospital and Nursing Home Waiver	The hospital and nursing home waiver is not available in the state of California.
	Terminal Illness Waiver	The terminal illness waiver is not available in the state of California.
Delaware	See "Right To Examine" under the Section titled "Purchase"	If you reside in Delaware and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Florida	See "Right To Examine" under the Section titled "Purchase"	If you reside in Florida, you may return your Contract within 21 days from the date you received it. If your Contract is a replacement of another insurance or annuity contract, you may return it within 21 days from the date you received it.
	Hospital and Nursing Home Waiver	For purposes of this waiver, an eligible physician does not include you or a member of your immediate family such as a parent, sibling, spouse, or child.
	Terminal Illness Waiver	For purposes of this waiver, an eligible physician does not include you or a member of your immediate family such as a parent, sibling, spouse, or child.
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STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Hawaii	See "Right To Examine" under the Section titled "Purchase"	If you reside in Hawaii and your Contract is a replacement of another insurance or annuity contract, you may return it within 10 days from the date you received it and receive a return of your Purchase Payment less any withdrawals. If your Contract is a replacement of another insurance or annuity contract and you return it within 11-30 days after you receive it, you will receive your Contract Value plus any fees or charges deducted under the Contract.
Idaho	See "Right To Examine" under the Section titled "Purchase"	If you reside in Idaho, you may return your Contract within 20 days from the date you received it. If your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Indiana	See "Right To Examine" under the Section titled "Purchase"	If you reside in Indiana and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Kansas	See "Right To Examine" under the Section titled "Purchase"	If you reside in Kansas and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Maryland	See "Account Statements" under the Section titled "Other Information"
The section titled "Account Statements" is replaced with the following:

At least once each calendar year during the Accumulation Phase, we will send you an annual statement that will show your Contract Value, any transactions made to your Contract during the year, any surrender charge deductions, any Indexed Account Charge deductions, the amount of the death benefit, and any Indexed Interest credited to your Indexed Accounts. Each statement will show information as of a date not more than two months prior to the mailing date. On request, we will send you a current statement with the information described above.

Massachusetts	See "Right To Examine" under the Section titled "Purchase"	If you reside in Massachusetts and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Annuity Payments
The second paragraph under “Annuity Payments” is replaced with the following:

We use the Annuity Reserve 2012 mortality table with mortality improvement scale G2 on a 100% female basis (regardless of gender) with age setback of five years to determine the amount of your annuity payments under all life annuity options. The table factors in an assumed effective interest rate of 1.00%. The amount of each annuity payment depends on many factors including the guarantees, if any, under the annuity option you choose, the frequency of annuity payments, and the Annuitant’s age at the time you switch to the Income Phase.

	Hospital and Nursing Home Waiver	The hospital and nursing home waiver is not available in the state of Massachusetts.
	Terminal Illness Waiver	The terminal illness waiver is not available in the state of Massachusetts.
North Dakota	See "Right To Examine" under the Section titled "Purchase"	If you reside in North Dakota, you may return your Contract within 20 days from the date you received it.
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STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Oklahoma	See "Right To Examine" under the Section titled "Purchase"	If you reside in Oklahoma and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Oregon		The Contract is not currently available for sale in the state of Oregon.
Pennsylvania	See "Right To Examine" under the Section titled "Purchase"	If you reside in Pennsylvania and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Rhode Island	See "Right To Examine" under the Section titled "Purchase"	If you reside in Rhode Island, you may return your Contract within 20 days from the date you received it.
South Dakota	See “Hospital and Nursing Home Waiver” under the Section titled “Surrender Charge”	For Contracts issued in South Dakota, the Hospital and Nursing Home Waiver is referred to as the Nursing Home and Hospital Waiver.
Tennessee	See "Right To Examine" under the Section titled "Purchase"	If you reside in Tennessee and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
Texas	See "Right To Examine" under the Section titled "Purchase"	If you reside in Texas, you may return your Contract within 20 days from the date you received it.
	Terminal Illness Waiver	There is no waiting period for the Terminal Illness Waiver. It is available during the first Contract Year.
See “Suspension of Payments, Return Lock Requests, or Transfers” under the Section titled “Other Information”
The circumstances under which we may be required to suspend or delay the payment of death benefits and withdrawals, the calculation of annuity payments, Return Lock requests, and transfers when we cannot calculate an Indexed Account Value are the following:
•the New York Stock Exchange is closed (other than customary weekend and holiday closings); or
•the Securities and Exchange Commission has determined that a state of emergency exists which may make the calculation of the Interim Value not reasonably practical.

Washington	See "Right To Examine" under the Section titled "Purchase"	If you reside in Washington and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.
See “Terminal Illness Waiver” under the Section titled “Surrender Charge”
The first sentence under “Terminal Illness Waiver” is replaced with the following:

If approved in your state and after the first Contract Year, there is no surrender charge on withdrawals that you make while you are terminally ill and not expected to live more than 24 months.

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